InnerWorkings, Inc.
600 West Chicago Avenue
Chicago, Illinois  60654

June 29, 2010

John Stickle
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Dear Mr. Stickle

Mr. Belcher has forwarded your letter of June 25, 2010 to my attention.

You have provided two comments in regards to recent SEC filings by InnerWorkings.

The first comment is in regards to InnerWorkings’ recent 10K filing.  You have indicated that in future filings InnerWorkings should indicate on the cover page whether it is a shell company, as defined by Rule 12b-2.  I can confirm that InnerWorkings will ensure that this information is included in our future filings.

Your second comment relates to InnerWorkings’ Proxy Statement.  You have requested that, in future filings, InnerWorkings include a brief discussion of each director or nominee’s specific qualifications, experience and attributes or skills that led the company to conclude that the person should serve a director of the company.  InnerWorkings will ensure that we include a more thorough description of these items in our future filings in compliance with Item 401(e) of Regulation S-K.

Pursuant to your request, we also hereby confirm and acknowledge that:

-InnerWorkings is responsible for the adequacy and accuracy of its filings;
-Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to any filing; and
-InnerWorkings may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing these comments and please do not hesitate to contact me directly if you have any additional comments or questions.

Sincerely,

/s/ Todd Andrews

Todd Andrews
General Counsel
InnerWorkings, Inc.